Exhibit 21.1

List of Subsidiaries

Subsidiary Name	State of Incorporation	Percentage Ownership
1075 First Global Associates, LLC	Pennsylvania	100%
935 HQ Associates, LLC	Delaware	100%
935 KOP Associates, LLC	Pennsylvania	100%
7601 Trade Port Drive, LLC	Kentucky	100%
ASFD, Inc.	Delaware	100%
ASFD Corporate Gifts, Inc.	Delaware	100%
Global-QVC Solutions, Inc.	Delaware	100%
GSI Call Center, Inc.	Florida	100%
GSI-Chelsea Solutions, LLC	Pennsylvania	66.7%
GSI Commerce Sales, Inc.	Pennsylvania	100%
GSI Commerce Services, Inc.	Pennsylvania	100%
GSI Commerce Solutions, Inc.	Pennsylvania	100%
GSI Consignment Services, Inc.	Pennsylvania	100%
GSI Equipment, Inc.	New York	100%
GSI Legacy Holdings, Inc.	Pennsylvania	100%